UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______

Commission File Number 1-7534

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STORAGE TECHNOLOGY CORPORATION
DEFERRED COMPENSATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Storage Technology Corporation
One StorageTek Drive
Louisville, CO 80028-4309

STORAGE TECHNOLOGY CORPORATION
DEFERRED COMPENSATION PLAN
INDEX TO FINANCIAL STATEMENTS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee for the Storage Technology Corporation Deferred Compensation Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Date: March 25, 2005	STORAGE TECHNOLOGY CORPORATION DEFERRED COMPENSATION PLAN By: /s/ Roger C. Gaston —————————————— Roger C. Gaston Chairman of the Administrative Committee

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
  Storage Technology Corporation
  Deferred Compensation Plan

In our opinion, the accompanying statements of accumulated plan obligations and the related statements of changes in accumulated plan obligations present fairly, in all material respects, the accumulated plan obligations of Storage Technology Corporation Deferred Compensation Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in accumulated plan obligations for the three years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Denver, Colorado
March 25, 2005

STORAGE TECHNOLOGY CORPORATION
DEFERRED COMPENSATION PLAN
STATEMENTS OF ACCUMULATED PLAN OBLIGATIONS

	December 31, 2004	December 31, 2003
Deferred compensation, payable in:
Cash	$43,268,220	$35,192,419
Common stock	--	177,622

Total deferred compensation	43,268,220	35,370,041

Accumulated plan obligations	$43,268,220	$35,370,041

        The accompanying notes are an integral part of these financial statements.

STORAGE TECHNOLOGY CORPORATION
DEFERRED COMPENSATION PLAN
STATEMENTS OF CHANGES IN ACCUMULATED PLAN OBLIGATIONS

	December 31, 2004	December 31, 2003	December 31, 2002
Additions:
Participant contributions	$10,476,816	$8,194,534	$4,277,473
Employer contributions	287,724	295,790	257,631

Total Contributions	10,764,540	8,490,324	4,535,104

Net appreciation in market value of stock	21,250	47,374	9,011
Net appreciation in fair value of amounts indexed to mutual funds	522,896	120,265	--
Interest income	2,490,472	2,150,086	2,108,219

Total Net Appreciation and Interest	3,034,618	2,317,725	2,117,230

Deductions:
Benefits paid to participants	5,702,106	5,154,560	3,349,161
Common stock distributions	198,873	140,050	994

Total Deductions	5,900,979	5,294,610	3,350,155

Net increase in liability	7,898,179	5,513,439	3,302,179
Accumulated plan obligations:
Beginning of year	35,370,041	29,856,602	26,554,423

End of year	$43,268,220	$35,370,041	$29,856,602

        The accompanying notes are an integral part of these financial statements.

STORAGE TECHNOLOGY CORPORATION
DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Storage Technology Corporation Deferred Compensation Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

      GENERAL

The Plan, established January 1, 1989, covers a select group of management and highly compensated employees and outside directors of Storage Technology Corporation (StorageTek or the Employer). The Plan allows for the participants to defer the receipt of certain compensation and receive distributions of such amounts in the future, together with applicable credited earnings. StorageTek intends that the Plan, although not subject to, shall be treated as though it were an unfunded plan for purposes of both the Internal Revenue Code (the Code) and the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective April 1, 1998, the deferred compensation plans of a company acquired by StorageTek were merged into the Plan (Merged Plans). The terms and provisions of the Merged Plans were extinguished at the time of the merger, except that participants who had an earned and accrued benefit and were in payout status at the time of the merger continued to receive their benefits under the terms and provisions of the Merged Plans that existed prior to the merger.

In March 2003, the Storage Technology Corporation Employees Profit-Sharing and Thrift Plan Committee (Administrative Committee) approved a restated and amended Plan that became effective July 1, 2003. The changes were designed to give participants more flexibility in their deferral elections, including investment alternatives, distribution methods, and certain deferral percentages.

Effective April 1, 2004, the terms of the Plan were revised and clarified to confirm the extinguishment of the terms of the Merged Plans for participants who were not in payout status at the acquisition date. As of December 31, 2004, there were 142 active participants with deferred compensation payable in cash.

      PLAN ADMINISTRATION

The Plan is administered by the Administrative Committee, which is appointed by the Human Resources and Compensation Committee of StorageTek’s Board of Directors. The Administrative Committee has certain limited authority to amend the Plan at any time.

      ELIGIBILITY

In its sole discretion, the Administrative Committee determines the eligibility requirements for Plan participation and designates the individuals to whom the opportunity to participate will be extended.

      CONTRIBUTIONS

        A participant may elect to defer the following percentages of their compensation:

Type of participant	Deferral percentage allowed
All	Up to 50% of base salary and up to 100% of the cash portion of bonus paid under StorageTek's Management By Objective (MBO) Bonus Program
Marketing or sales executives	Up to 100% of any marketing bonus
Sales executives	Up to 100% of commissions
Directors	Up to 100% of any compensation less legally required withholdings

The Administrative Committee has the authority to modify the above deferral percentages for individual Participants or groups of Participants at its discretion. All deferrals are credited to the participant’s Plan account at the time that the compensation would otherwise have been paid to the participant. A participant’s deferral election is effective for an entire calendar year and cannot be changed after the calendar year begins.

In addition to the amounts above, a participant may also elect to contribute Profit-Sharing and Thrift Plan amounts that are in excess of statutory limits to the Plan. StorageTek provides a matching contribution to the Plan as if the participant’s deferral had been contributed to the Profit-Sharing and Thrift Plan. StorageTek provides a matching contribution equal to 100% of the first 3% of compensation contributed by the participant, and 50% of the next 4% of compensation contributed by the participant, up to a maximum match of 5% of the participant’s compensation each pay period.

      CREDITED EARNINGS

The Plan has no assets. As such, credited earnings are based either on fixed percentages or variable percentages based on the performance of external mutual funds. Credited earnings are only accrued on account balances that will be distributed in cash.

Prior to July 1, 2003, all deferred compensation balances earned a fixed rate of interest (the Fixed Fund). The rate of credited earnings on the Fixed Fund was equal to the average of the monthly ten-year Treasury Notes for the prior calendar year, plus 2.50%. Credited earnings rates were 6.45% for 2004, 7.30% for 2003, and 7.72% for 2002.

In addition to the Fixed Fund, seven new investment alternatives were added to the Plan on July 1, 2003. These alternatives are indexed to mutual funds and earnings are credited to participant accounts at the selected mutual fund’s rate of return, and are paid out in cash. Participants do not own shares or units of mutual funds. Participants may change investment elections at any time, with the election becoming effective the first day of the following month. Investment elections are not retroactive. Participants may elect to have investment elections rebalanced automatically at selected intervals. Participant account balances reflect the unrealized gains or losses on the investments selected by the Participant.

The following table details the accumulated plan obligation balances at December 31, 2004 indexed to the corresponding seven alternative investments. The accumulated plan obligation balances of the Fixed Fund and Merged Plan accounts at December 31, 2004 were $33,186,560 and $4,989,006, respectively, and at December 31, 2003 were $28,499,658 and $5,446,337, respectively.

Fund Name	Ending Balance	Participants
Brandes International Equity	$862,597	37
Mercury Equity Index Fund	839,319	33
Salomon Brothers Large-Cap Value	637,911	30
PIMCO Managed Bond	184,393	16
Oppenheimer Multi-Strategy	1,479,865	25
Mercury Small-Cap Index	840,644	42
Turner Core Equity	221,388	13

      VESTING

Participant and Employer contributions, as well as earnings credited to participant accounts, are 100% vested at the time of contribution.

      DEATH AND SURVIVOR BENEFITS

If a participant dies prior to the full distribution of his or her account balance, the Plan provides for the payout of that account balance to the participant’s designated beneficiary.

For participants who continue to receive their benefits under the terms and provisions of certain of the Merged Plans, if the participant dies prior to retirement, the participant’s beneficiary is entitled to receive a monthly benefit amount over ten years based on the participant’s compensation deferrals and age at time of death. If the participant dies after retirement distributions have begun, the surviving spouse is entitled to receive the remaining monthly benefit amounts payable to the participant.

      DISTRIBUTIONS

Participants may establish a termination account and up to four short-term distribution accounts at enrollment. The short-term accounts are irrevocable and apply only while employed by StorageTek. Termination distribution elections can be changed at any time, but they are not effective until 13 months after the change. Participants may elect to receive a short-term distribution on or after the third Plan year following enrollment either as a lump sum or in annual installments over two to five years. Participants may elect to receive a post-termination distribution from all accounts either as a lump sum or in annual installments over two to ten years. As of December 31, 2004, there were 28 terminated employees with deferred compensation balances payable in cash.

For participants who continue to receive their benefits under the terms and provisions of certain of the Merged Plans, distributions are made subsequent to retirement, generally over a period of five, ten, or fifteen years.

The Plan and the Merged Plans allow for hardship withdrawals as approved by the Administrative Committee in its sole discretion. The Plan also allows for early distributions of at least 25% of the participant’s account. A ten percent penalty is imposed on the amount of a participant’s early distribution.

Prior to May 23, 2001, all distributions were distributed in cash. On May 23, 2001, certain participants received the opportunity to make a one-time, irrevocable election to have all or a portion of their outstanding account balances deemed to be invested in the Employer’s common stock (Stock Investment Alternative). Four participants elected to receive all or a portion of their balances distributed in common stock of the Employer at the date of distribution. Account balances under the Stock Investment Alternative receive the same treatment as outstanding common stock of the Employer, including dividend earnings or in corporate transactions such as a merger, stock split, or other similar event. All account balances under the Stock Investment Alternative were paid out as of December 31, 2004.

      PLAN EXPENSES

Management and administration fees incurred by the Plan are not reflected in the financial statements of the Plan, as they are paid by StorageTek. Plan expenses were $53,992 in 2004, $45,900 in 2003, and $29,735 in 2002.

      PLAN FUNDING

All amounts payable to participants under the Plan are paid from the general assets of the Employer, except for distributions made under the Stock Investment Alternative, which were distributed in common stock of the Employer.

StorageTek holds company-owned life insurance policies in a rabbi trust to protect the participants from a change of heart, change of control, or weakening financial condition on the part of StorageTek. These policies are not considered assets of the Plan, as the cash surrender value would be subject to StorageTek’s general creditors if StorageTek were to become insolvent. The Plan is an unfunded plan, and as such, StorageTek is not obligated to maintain insurance policies or other assets to the extent of outstanding accumulated plan obligations.

      PLAN TERMINATION

StorageTek currently intends to continue the Plan indefinitely, but reserves the right to amend or terminate the Plan or any part of the Plan at any time, except that no amendment may decrease any already accrued benefit. In the event of termination, all Plan accounts would be distributed as soon as practicable.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

The Plan financial statements are prepared on an accrual basis of accounting. Participant and Employer contributions are recorded each pay period as earned. Interest and investment income is recorded when earned. Investments are marked to market at the end of each period. Expenses are recorded when the obligations are incurred.

      USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets as of the date of the financial statements, including, but not limited to, obligations associated with death and survivor benefits. Actual results could differ materially from these estimates and assumptions.

      ACTUARIAL ASSUMPTIONS ASSOCIATED WITH DEATH AND SURVIVOR BENEFITS

The deferred compensation liability to be distributed in cash includes an actuarial assessment of the Plan’s liability for death and survivor benefits associated with certain of the Merged Plans. The actuarial assessment was performed for the 2003 plan year and includes significant assumptions with respect to discount rates and mortality rates. There were no changes to the composition of the Plan in 2004 and a new actuarial assessment was not deemed necessary. The assumed discount rate used was 6.00% and the mortality rates were based on the G.B. Buck 1989 mortality table.

      RISKS AND UNCERTAINTIES

Participant accounts that will be distributed in cash are exposed to various risks, including interest rate, market, and credit risk, depending on the Participant’s selection of investment alternatives. Participant accounts that were distributed in stock were also exposed to various risks, including market and credit risk. Due to the level of uncertainty related to changes in these risks, it is reasonably possible that changes in these risks in the near term would materially affect the amounts reported in the statements of accumulated plan obligations and the statements of changes in accumulated plan obligations.

The Plan is unfunded, and although StorageTek currently intends to maintain assets in the Plan trust that are sufficient to cover cash distributions, StorageTek is not obligated to place any funds or shares of common stock into the trust to fund these obligations. If StorageTek becomes insolvent, participant balances payable in cash will become claims against the insolvent company, and participants will become general creditors of the insolvent company without any preference or prior claims to the company’s assets, whether or not held in the Plan trust. Participant balances payable in common stock will be subject to the prior claims of StorageTek’s general creditors.

      FAIR VALUE OF INVESTMENTS

The obligation to distribute common stock under the Stock Investment Alternative is reported at the market value of the common stock on the last business day of the Plan year. The net appreciation is presented in the statements of changes in accumulated plan obligations.

The balances of the seven investment alternatives are marked to market as of the last day of the Plan year. The net unrealized gain or loss on these alternatives is presented in the statements of changes in accumulated plan obligations.

NOTE 3 – TAX STATUS OF THE PLAN

The Plan is not a qualified deferred compensation plan under Section 401(a) of the Code. No provision for federal or state income taxes has been made because the Plan has no taxable income. Participants are not taxed until benefits are distributed, as the participants have not received any economic benefit or constructive receipt of those benefits prior to distribution.

NOTE 4 – SUBSEQUENT EVENTS

The American Jobs Creation Act of 2004 (the Act) was passed by Congress on October 11, 2004. The Act changes Section 409A of the Internal Revenue Code and imposes strict new requirements on all forms of deferred compensation. StorageTek is currently evaluating the impact of the Act on the Plan.